53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
September 20, 2019	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
VIA EDGAR TRANSMISSION	Los Angeles	Tokyo
	Madrid	Washington, D.C.
U.S. Securities and Exchange Commission	Milan
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Joseph Klinko and Lily Dang

Re:
Better Choice Company Inc.
Form 10-K for the Fiscal Year ended August 31, 2018
Filed December 21, 2018
Form 8-K filed May 10, 2019
Form 8-K filed May 23, 2019
Form 8-K filed July 12, 2019
Form 8-K/A filed July 23, 2019
Response dated July 12, 2019
File No. 333-161943

Dear Mr. Klinko and Ms. Dang:

On behalf of Better Choice Company Inc., a Delaware corporation (the “Company” or “BCC”), we are transmitting this letter in response to in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conversation with Karl Hiller and Joseph Klinko of the Staff on September 17, 2019, relating to the letter from the Staff dated August 7, 2019 and the Company’s letter in response submitted on August 21, 2019.

In this letter, we have included the verbal comment from the Staff, based on our understanding of that comment, in italicized, bold type and have followed the comment with our response.

Please provide supplemental information relating to the issuance, conversion terms and other rights of the Series E preferred shares. Please provide the number of shares outstanding and a list of holders of Series E preferred shares as of May 6, 2019. Please describe the accounting treatment of the Series E preferred shares in connection with the acquisitions that occurred on May 6, 2019. As part of this response, please supplement or amend any incomplete or incorrect information provided in your response to comment number 1 in your letter dated August 21, 2019.

September 20, 2019

Response:

On October 22, 2018, Sport Endurance, Inc. authorized 2,900,000 shares of its Series E Convertible Preferred Stock (the “Series E”). The Series E had a stated value of $0.99 per share; was convertible into common stock of Sport Endurance, Inc. at a price of $0.78 per share, based upon stated value; and accrued dividends at the rate of 10% per annum on the stated value. The Series E had voting rights equal to those of the underlying common stock. Under certain default conditions, the Series E was subject to mandatory redemption at 125%, and the conversion price reset to 75% of the market price of common stock. Effective March 11, 2019, Sport Endurance, Inc. merged into its wholly-owned subsidiary, Better Choice Company Inc. Pursuant to the merger, each outstanding share of Series E converted into one share of Series E Convertible Preferred Stock of the Company (the “Company Series E”).

Subsequent to December 31, 2018 and prior to May 6, 2019, holders of the Series E (or the Company Series E, as applicable) converted the following:

•	On January 18, 2019, 49,155 shares of Series E were converted to 62,389 shares of common stock;

•	On February 6, 2019, 49,523 shares of Series E were converted to 62,856 shares of common stock; and

•	On February 11, 2019, 54,000 shares of Series E were converted to 68,538 shares of common stock.

•	On May 2, 2019, 60,000 shares of Company Series E were converted to 76,154 shares of common stock.

As of May 6, 2019, the following Company Series E shares remained outstanding and held by the following holders.

	Preferred Stock	Stated Value	Conversion Rate	Common Stock
Cavalry	1,375,328	$1,361,575	$0.78	1,745,609
Gibbons	556,905	$551,336	$0.78	706,841
Pinz Capital	701,443	$694,429	$0.78	890,293
Totals	2,633,677			3,342,744

The Company Series E shares (as converted) were included in the calculation of the fully diluted 16% equity that the legacy BTTR shareholders held after the acquisitions. The outstanding 2,633,677 Company Series E shares on May 6, 2019 were recorded as par value of $3,343 and Additional Paid in Capital of $20,053121 based on the conversion ratio of 1.26923 common shares per Company Series E share and the fair value of common shares of $6.00.

September 20, 2019

Subsequent to May 6, 2019, holders of the Company Series E converted the following:

•	On May 10, 2019, 689,394 shares of Company Series E were converted to 875,000 shares of common stock.

•	On May 13, 2019 236, 364 shares of Company Series E were converted to 300,000 shares of common stock.

As of June 30, 2019, 1,707,920 shares of Company Series E remained outstanding.

Please provide additional ownership information regarding certain shareholders or interest holders for the Company, TruPet LLC and Bona Vida Inc. on May 5, 2019 and the total number of shareholders as well as the ownership of individuals that owned shares/interests in the Company, TruPet LLC and Bona Vida Inc. who own shares of the Company post-acquisition. Please provide a list of greater than 5% shareholders of the consolidated Company on May 6, 2019 following the acquisitions.

Response:

Below please find a list of all 5% or greater shareholders or interest holders for the Company, TruPet LLC and Bona Vida Inc. on May 5, 2019 as well as the ownership information of executive officers or directors of the Company, TruPet LLC and Bona Vida Inc. or of the consolidated Company following the acquisitions.

TruPet LLC : The total number of shareholders was 13.

Shareholder	Units	Conversion	Shares	% Ownership
Blue Sky Holdings Trust†	5,435,795	1.0361	5,632,027	37.5%
John M. Word III	3,915,475	1.0361	4,056,824	27.0%
Anthony Santarsiero	304,640	1.0361	315,638	2.1%
SENZ	914,898	1.0361	947,296	6.3%
Kyle McCollum	26,682	1.0361	27,645	0.2%
Michael Young	16,894	1.0361	17,504	0.1%

† Represents the holdings of Lori Taylor, Chief Executive Officer of TruPet LLC.

September 20, 2019

Bona Vida Inc. : The total number of shareholder was 49.

Shareholder	Units	Conversion	Shares	% Ownership
Aaron McIntosh	4,940,000	0.3387532	1,673,441	10.0%
Ryan Rezaie	3,880,000	0.3387532	1,314,362	7.8%
Michael Young	1,060,000	0.3387532	359,078	2.1%
Cottingham Capital Partners, LLC‡	666,666	0.3387532	225,835	1.3%
Damian Dalla-Longa	4,900,000	0.3387532	1,659,891	9.9%
Kyle McCollum	2,300,000	0.3387532	779,132	4.6%
Navy Capital Green Private Holdings SPC	4,311,111	0.3387532	1,460,403	8.7%
Glen Gibbons	4,012,220	0.3387532	1,359,152	8.1%
2655111 Ontario Inc	3,360,001	0.3387532	1,138,211	6.8%
Advantex Finance Inc	3,333,333	0.3387532	1,129,177	6.8%

Better Choice Company Inc. : The total number of shareholder was 53.

Shareholder	Total Shares	% Ownership
MICHAEL YOUNG	512,822	16.9%
CEDE & CO	456,158	15.0%
BMO NESBITT BURNS	200,000	6.6%
DAVID LELONG	135,832	4.5%

‡ Shareholder is affiliated with Michael Young, a director of the Company following the acquisitions.

September 20, 2019

As a result of the business combinations and the private placement, the Company’s ownership was comprised of the following as of May 6, 2019:

Stockholder Group	Shares Issued	Percentage Ownership
Former members of TruPet LLC	15,027,533§	35.9%
Legacy stockholders of the Company	3,117,363	7.4%
Investors in the Private Placement**	5,744,991	13.7%
Former stockholders of Bona Vida, Inc.	18,003,273	43.0%
Totals††	41,893,161	100%

The total number of shareholders as of May 6 was 150.

Shareholder	# of Shares	SENZ	Total	% Ownership
Blue Sky Holdings Trust*	5,632,027		5,632,027	13.4%
John M. Word III	4,390,158		4,390,158	10.5%
Navy Capital Green Private Holdings SPC	1,996,988		1,996,988	4.8%
Damian Dalla-Longa	1,659,891		1,659,891	4.0%
Aaron McIntosh	1,673,441		1,673,441	4.0%
Glen Gibbons	1,384,559		1,384,559	3.3%
Ryan Rezaie	1,314,362		1,314,362	3.1%
Advantex Finance Inc	1,129,177		1,129,177	2.7%
Anthony Santarsiero	957,209		957,209	2.3%
Michael Young	376,583	512,822	889,405	2.1%
Kyle McCollum	806,778		806,778	1.9%
BMO Nesbitt Burns	333,334	200,000	533,334	1.3%
Cottingham Capital Partners, LLC†	225,835		225,835	0.5%
David Lelong		135,832	135,832	0.3%
Michael Galego	67,751		67,751	0.2%

§ Includes 947,926 shares that were initially misallocated on May 6, 2019 but were subsequently reallocated to former members of TruPet LLC, as if they had been allocated on that date.

** Includes 16,666 shares issued to investors in the Private Placement that were issued after May 6, 2019, as if they had been allocated on that date.

†† Excludes 2,633,677 Company Series E shares outstanding as of May 6, 2019.

* Represents the holdings of Lori Taylor, Chief Executive Officer of TruPet LLC.

† Shareholder is affiliated with Michael Young, a director of the Company following the acquisitions.

September 20, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1297 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Erika L. Weinberg

Erika L. Weinberg
of LATHAM & WATKINS LLP

cc:	Damian Dalla-Longa, Chief Executive Officer, Better Choice Company Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP